Exhibit 12

LEPERCQ CORPORATE INCOME FUND L.P.
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings	2013	2012	2011	2010	2009
Income before provision for income taxes, equity in losses of non-consolidated entity and discontinued operations	$10,836	$12,933	$14,453	$12,465	$3,041
Interest expense	12,488	14,276	15,482	17,802	19,615
Amortization expense - debt cost	623	607	631	957	842
Total	$23,947	$27,816	$30,566	$31,224	$23,498

Fixed charges:
Interest expense	$12,488	$14,276	$15,482	$17,802	$19,615
Amortization expense - debt cost	623	607	631	957	842
Capitalized interest expense	46	49	748	—	18
Total	$13,157	$14,932	$16,861	$18,759	$20,475

Ratio	1.82	1.86	1.81	1.66	1.15